

July 26, 2011

Via E-mail
Eric S. Klee
Secretary and General Counsel
Prestige Brands, Inc.
90 North Broadway
Irvington, NY 10533

> **Re:** **Prestige Brands, Inc.**
> **Registration Statement on Form S-4**
> **Filed July 8, 2011**
> **File No. 333-175411**

Dear Mr. Klee:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering the 8.25% Senior Notes due 2018 (the "exchange notes") in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1998). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Legal Opinion

2. We note that in the legal opinion, the firm has assumed "the due authorization, execution and delivery of the Indenture and the Exchange Notes, including the

guarantee of each of the Guarantors set forth therein, by each of the parties thereto under the laws of their respective jurisdictions of incorporation or organization." While such an assumption is acceptable with respect to the Exchange Notes which have not yet been executed, the assumption is not acceptable with respect to the Indenture which has already been executed and the due authorization, execution and delivery of the Indenture are facts which may be verified and need not be assumed. Please revise the legal opinion to remove this assumption with respect to the Indenture.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Johnny Gharib at (202) 551-3170 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director

cc: Mark F. McElreath
        Alston & Bird LLP
        90 Park Avenue
        New York, New York 10016